UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM F-X

           APPOINTMENT OF AGENT FOR SERVICE OF PROCESS AND UNDERTAKING

A.  Name of issuer or person filing ("Filer"): CEMEX, S.A. de C.V.

B.  This is [check one]

          |x|   an original filing for the Filer

          | |  an amended filing for the Filer

C.  Identify the filing in conjunction with which this Form is being filed:


          Name of registrant         CEMEX, S.A. de C.V.
                            -------------------------------------------

          Form type                  Form  CB
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          File Number (if known)     Not Available
                                --------------------------------------

          Filed by                   CEMEX, S.A. de C.V.
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          Date Filed (if filed concurrently, so indicate) February 2, 2004,
                                                          -----------------
          concurrently with Form CB
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D.  The Filer is incorporated or organized under the laws of (Name of the jurisdiction under whose laws the issuer is organized or incorporated)

          United Mexican States
          -----------------------------------
          and has its principal place of business at (Address in full and telephone number)

          Av. Ricardo Margain Zozaya #325, Colonia del Valle Campestre
          ------------------------------------------------------------

          Garza Garcia, Nuevo Leon, Mexico 66265 (Tel) +5281-8888-8888
          ------------------------------------------------------------

 E. The Filer designates and appoints (Name of United States person serving as agent)

          Jill Simeone ("Agent") located at (Address in full in the United
          ------------
          States and telephone number) CEMEX NY Corp., 590 Madison Avenue, 41st
                                       ----------------------------------------

          Floor, New York, New York 10022, U.S.A. (Tel) +1-212-317-6000 as the
          -------------------------------------------------------------
          agent of the Filer upon whom may be served any process, pleadings, subpoenas, or other papers in

          (a) any investigation or administrative proceeding conducted by the Commission; and

          (b) any civil suit or action brought against the Filer or to which the Filer has been joined as defendant or respondent, in any appropriate court in any place subject to the jurisdiction of any state or of the United States or of any of its territories or possessions or of the District of Columbia, where the investigation, proceeding or cause of action arises out of or relates to or concerns (i) any offering made or purported to be made in connection with the securities registered or qualified by the Filer on Form (Name of form) CB on (Date) February 2,
                                                  --           -----------
              2004 or any purchases or sales of any security in connection
              ----
              therewith; (ii) the securities in relation to which the obligation to file an annual report on Form 40-F arises, or any purchases or sales of such securities; (iii) any tender offer for the securities of a Canadian issuer with respect to which filings are made by the Filer with the Commission on Schedule 13E-4F, 14D-1F or 14D-9F; or (iv) the securities in relation to which the Filer acts as trustee pursuant to an exemption under Rule 10a-5 under the Trust Indenture Act of 1939. The Filer stipulates and agrees that any such civil suit or action or administrative proceeding may be commenced by the service of process upon, and that service of an administrative subpoena shall be effected by service upon such agent for service of process, and that service as aforesaid shall be taken and held in all courts and administrative tribunals to be valid and binding as if personal service thereof had been made.

 F. The Filer stipulates and agrees to appoint a successor agent for service of process and file an amended Form F-X if the Filer discharges the Agent or the Agent is unwilling or unable to accept service on behalf of the Filer at any time until six years have elapsed following the effective date of the latest amendment to Form CB, in conjunction with which this Form F-X is being filed.

           The Filer further undertakes to advise the Commission promptly of any change to the Agent's name or address during the applicable period by amendment of this Form, referencing the file number of the relevant form in conjunction with which the amendment is being filed.

The Filer certifies that it has duly caused this power of attorney, consent, stipulation and agreement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Garza Garcia Country of United Mexican
                                          ------------            --------------
States this 2nd day of February, 2004.
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      Filer:   CEMEX, S.A. de C.V.
                                                /s/ Rodrigo Trevino
                                            ------------------------------------
                                            By:(Signature and Title)
                                            Rodrigo Trevino
                                            Chief Financial Officer



This statement has been signed by the following persons in the capacities and on the dates indicated.

                                 /s/ Jill Simeone
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                                   (Signature)
 Jill Simeone, as Agent for Service of Process on behalf of CEMEX, S.A. de C.V.
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                                     (Title)
                               February 2, 2004
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                                     (Date)